UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 2 August 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Road.
Sandown, Sandton, 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), N J Holland     (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
†
**
#

†
P J Bacchus  , T P Goodlace, C E Letton^, P Mahanyele – Dabengwa, R P Menell. S P Reid^, Y G H Suleman
^Australian,
†
British,
#
Ghanaian, ** Executive Director
Company Secretary: TL Harmse (Acting)
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel      +27 11 562 9700
Fax       +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile     +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile     +27 72 493 5170
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile     +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
MEDIA RELEASE
Trading statement for H1 2019

Johannesburg, 2 August 2019: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) advises that basic earnings per share for the six months ended 30 June 2019 (H1 2019) is expected to be between
US¢8.0-10.0 per share, an improvement of US¢53.0-55.0 per share
(118-122%) from the basic loss of US¢45.0 per share reported for the six months ended 30 June 2018 (H1 2018).

Headline earnings per share (HEPS) for H1 2019 are expected to be
10-15% (US¢0.8-1.2 per share) lower at US¢6.8-7.2 per share from the US¢8 per share reported for H1 2018.

Normalised earnings for H1 2019 are expected to be US¢13.0-17.0 per share, 160-240% (US¢8.0-12.0 per share) higher than the US¢5.0 per share reported for H1 2018.

Attributable gold equivalent production for the six months ended
30 June 2019 increased by 9% YoY to 1,083koz (H1 2018: 994koz), mainly due to the inclusion of the contribution from Asanko in H1 2019.
On 14 November 2018, the World Gold Council (WGC) published an update to its guidance on the interpretation of all-in sustaining costs
(AISC) and all-in costs (AIC). Gold Fields has adopted the revision prospectively from 1 January 2019. Based on the revised WGC
guidance, AISC for the Group is US$891/oz for H1 2019. On the
previous interpretation, AISC for the period was US$973/oz
(H1 2018: US$965/oz), marginally higher YoY.

AIC for H1 2019 was 5% lower YoY at US$1,106/oz
(H1 2018: US$1,169/oz) as project capital started to decrease.
AIC reporting was not affected by the revised WGC guidance.

For Q2 2019 attributable group gold-equivalent production was
541koz (Q1 2019: 542koz), with AISC (new interpretation) of
US$910/oz (Q1 2019: US$871/oz); AISC (previous interpretation) of
US$985/oz (Q1 2019: US$963/oz) and AIC of US$1,132/oz (Q1 2019:
US$1,080/oz).

The financial information on which this trading statement is based has not been reviewed, and reported on, by the Company’s external auditors.

Gold Fields will release H1 2019 financial results on Thursday, 15 August 2019.
Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com
ends
Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with eight operating mines (including our Asanko Joint Venture)
and projects in Australia, Chile, Ghana, Peru and South Africa, with total attributable annual gold-equivalent production of approximately 2Moz. It has attributable gold Mineral Reserves of around 48.1Moz and gold Mineral Resources of around 96.6Moz.
Attributable copper Mineral Reserves total 691 million pounds and Mineral Resources 4,816 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with a secondary listing on the
New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 2 August 2019
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer